Exhibit 99.43

FORM 51-102F3 MATERIAL CHANGE REPORT Item 1 Name and Address of Company Sprott Inc. (“Sprott” or the “Company”) Suite 2600, South Tower, Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2J2 Item 2 Date of Material Change January 17, 2020 Item 3 News Release A news release (the “News Release”) disclosing the material change was issued on January 17, 2020 through the facilities of GlobeNewswire. A copy of the News Release has been filed on the System for Electronic Document Analysis and Retrieval and is available under the Company’s profile at www.sedar.com. Item 4 Summary of Material Change On January 17, 2020, Sprott announced that it successfully completed its previously announced acquisition by Sprott Asset Management LP (“SAM”) of the Tocqueville Asset Management LP (“Tocqueville”) gold strategies. Item 5 Full Description of Material Change On January 17, 2020, Sprott announced that it successfully completed its previously announced acquisition by SAM of the Tocqueville gold strategies. In consideration for the acquisition of the Tocqueville gold strategies, Sprott will pay Tocqueville total consideration of up to US$50 million, comprised of a payment of US$12.5 million in cash and US$2.5 million in Sprott common shares, based on a five-day volume weighted adjusted price, paid at the closing of the transaction (“Closing”), being 1,047,207 Sprott common shares. Tocqueville is also eligible to receive contingent consideration valued at up to an additional US$30 million in cash and Sprott common shares valued at US$5 million1, subject to the achievement of certain financial performance conditions over the two years following Closing. In addition, effective January 17, 2020, both classes of the Tocqueville Gold Fund (TGLDX and TGLIX) were successfully reorganized into classes of the Sprott Gold Equity Fund (SGDLX and SGDIX). The Falcon Gold Equity UCITS Fund was renamed the Sprott Falcon Gold Equity UCITS Fund (the “Falcon Gold Equity Fund”) and Sprott will also act as the Falcon Gold Equity Fund sub-advisor. The allocation of the contingent consideration between cash and common shares may vary based on Tocqueville’s financial performance over the two year period.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable. Item 7 Omitted Information Not applicable. Item 8 Executive Officer For additional information with respect to the material change referred to herein, the following person may be contacted: Arthur Einav, General Counsel Telephone number: (416) 943-8099 Item 9 Date of Report This material change report is dated January 23, 2020.